Exhibit 99.3

GH Research Reports Second Quarter 2024 Financial Results and Provides Business Updates

•
Phase 2b clinical trial of GH001 in patients with treatment-resistant depression on track for expected completion of double-blind phase in Q3 2024 and expected completion of 6-month open-label extension phase in Q1 2025

•	Phase 1 clinical trial to evaluate proprietary aerosol delivery device in healthy adult subjects approved in the UK and recruiting

•	Cash, cash equivalents, other financial assets and marketable securities of $204.5 million

DUBLIN, Ireland, September 3, 2024 (GLOBE NEWSWIRE) -- GH Research PLC (Nasdaq: GHRS), a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders, today reported financial results for the second quarter ended June 30, 2024, and provided updates on its business.

Business Updates

We announced today, in a separate press release, the promotion of Dr. Velichka “Villy“ Valcheva, MD, MSc. to Chief Executive Officer of the Company. Dr. Valcheva succeeds PD Dr. med. Theis Terwey, co-founder of GH Research.

GH001 in Patients with TRD

GH001, our proprietary inhaled mebufotenin (5-MeO-DMT) product candidate, is currently being investigated in a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial in approximately 80 patients with treatment-resistant depression (TRD) (GH001-TRD-201) with approximately 20 sites across seven European countries.

We continue to recruit according to plan, supporting the expected completion of the double-blind phase of this trial in the third quarter of 2024 and of the 6-month open-label extension in the first quarter of 2025. Top-line data for the double-blind phase is expected to be available in the fourth quarter of 2024 or the first quarter of 2025.

In this trial, GH001 is administered using a commercially available inhalation device. Consistent with previously completed trials, GH001 is administered on a single initial dosing day, without additional mandated visits for psychotherapy or psychological support before or after dosing.

GH001 in Patients with PPD and BDII

GH001 is being investigated in a proof-of-concept clinical trial in patients with postpartum depression (PPD) (GH001-PPD-203). We expect GH001-PPD-203 completion in the fourth quarter of 2024.

GH001 is also being investigated in a proof-of-concept clinical trial in bipolar II disorder in patients with a current depressive episode (BDII) (GH001-BD-202).

GH001 Administered with Proprietary Aerosol Delivery Device

We previously announced our submission of a clinical trial application for a Phase 1 clinical pharmacology trial in Europe to evaluate our proprietary aerosol delivery device for administration of GH001 in healthy volunteers (GH001-HV-106). This trial is designed to support bridging to the clinical data generated with the commercial device we have used, and are using, in our clinical trials to date. This trial has recently received full regulatory and ethical approval in the United Kingdom and is now recruiting.

Update on IND for GH001

As previously announced, our Investigational New Drug Application (IND) for GH001 administered using our proprietary aerosol delivery device was placed on clinical hold by the U.S. Food and Drug Administration (FDA), with the FDA requesting that we provide additional information, including (i) an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats, (ii) additional device design verification information and (iii) updates to our investigator brochure, to resolve the hold.

We requested a meeting with the FDA to discuss specific aspects of their device feedback and this meeting was executed by way of written response.  We believe we now have a path to finalize the device element of our IND hold complete response. The nonclinical studies to address the inhalation toxicology aspect of the hold are ongoing: these results are required for the submission of our complete response to the FDA.

GH002

GH002 is our proprietary intravenous mebufotenin (5-MeO-DMT) product candidate. With GH002, we have recently completed a Phase 1, dose-ranging clinical pharmacology trial in healthy volunteers (GH002-HV-105). This trial demonstrated that GH002 was well-tolerated and produced potent pharmacodynamic (PD) effects, as assessed by psychoactive effect intensity, with an ultra-rapid onset and short duration psychoactive experience. The pharmacokinetic (PK) profile of GH002 correlated with the ultra-rapid profile of the psychoactive effects.

Second Quarter 2024 Financial Highlights

Cash position

Cash, cash equivalents, other financial assets and marketable securities were $204.5 million as of June 30, 2024, compared to cash, cash equivalents, other financial assets and marketable securities of $222.7 million as of December 31, 2023. Other financial assets are comprised of money market funds, and marketable securities are comprised of investment grade bonds. We believe that our existing cash, cash equivalents, other financial assets and marketable securities will be sufficient for us to fund our operating expenses and capital expenditure requirements into 2026.

Research and development expenses

R&D expenses were $9.8 million for the quarter ended June 30, 2024, compared to $7.2 million for same quarter in 2023. The increase is primarily due to increased expenses relating to our clinical development activities including clinical trials and nonclinical activities, partly offset by a decrease in technical development expenses.

General and administrative expenses

G&A expenses were $3.5 million for the quarter ended June 30, 2024, compared to $2.7 million for the same quarter in 2023. The increase is primarily due to an increase in professional fees and employee expenses in our general and administrative functions to support our growth initiatives.

Net loss

Net loss was $10.4 million, or $0.20 loss per share, for the quarter ended June 30, 2024, compared to $7.7 million, or $0.15 loss per share, for the same quarter in 2023.

About GH Research PLC

GH Research PLC is a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. GH Research PLC’s initial focus is on developing its novel and proprietary mebufotenin (5-MeO-DMT) therapies for the treatment of patients with treatment-resistant depression (TRD).

GH Research PLC’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission for the year ended December 31, 2023 is available at www.ghres.com and shareholders may receive a hard copy free of charge upon request.

About GH001

Our lead product candidate, GH001, is formulated for mebufotenin (5-MeO-DMT) administration via a proprietary inhalation approach. With GH001, we have completed two Phase 1 healthy volunteer clinical trials and a Phase 1/2 clinical trial in patients with TRD. Based on the observed clinical activity, where 87.5% of patients with TRD achieved ultra-rapid remission with our GH001 individualized single-day dosing regimen in the Phase 2 part of the trial, we believe that GH001 has the potential to change the way TRD is treated today.

About GH002 and GH003

GH002 is our mebufotenin (5-MeO-DMT) product candidate formulated for administration via a proprietary intravenous approach. We have completed a Phase 1 trial of GH002 in healthy volunteers. GH003 is our mebufotenin (5-MeO-DMT) product candidate formulated for administration via a proprietary intranasal administration approach. GH003 is currently in preclinical development. We anticipate developing GH002 and GH003 within our focus areas of psychiatric and neurological disorders.

Forward-Looking Statements

This press release contains statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this press release, including statements regarding our future results of operations and financial position, business strategy, product candidates, medical devices required to deliver these product candidates, research pipeline, ongoing and currently planned preclinical studies and clinical trials, regulatory submissions and approvals and their effects on our business strategy, including our plans and expectations related to addressing the clinical hold on the GH001 IND, research and development costs, cash runway, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Relations:
Julie Ryan
GH Research PLC
investors@ghres.com

GH RESEARCH PLC

Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Operating expenses
Research and development	(9,755)	(7,176)	(18,413)	(14,482)
General and administration	(3,464)	(2,749)	(6,334)	(5,862)
Loss from operations	(13,219)	(9,925)	(24,747)	(20,344)

Finance income	2,555	2,122	5,225	3,611
Finance expense	(178)	(179)	(357)	(350)
Movement of expected credit loss	(3)	217	47	18
Foreign exchange gain/(loss)	466	36	1,787	(1,601)
Total other income	2,840	2,196	6,702	1,678

Loss before tax	(10,379)	(7,729)	(18,045)	(18,666)
Tax charge/(credit)	-	-	-	-
Loss for the period	(10,379)	(7,729)	(18,045)	(18,666)

Other comprehensive (expense)/income
Items that may be reclassified to profit or loss
Fair value movement on marketable securities	(107)	(1,512)	(650)	(788)
Currency translation adjustment	(446)	(57)	(1,735)	1,619
Total comprehensive loss for the period	(10,932)	(9,298)	(20,430)	(17,835)

Attributable to owners:
Loss for the period	(10,379)	(7,729)	(18,045)	(18,666)
Total comprehensive loss for the period	(10,932)	(9,298)	(20,430)	(17,835)

Loss per share
Basic and diluted loss per share (in USD)	(0.20)	(0.15)	(0.35)	(0.36)

GH RESEARCH PLC

Condensed Consolidated Interim Balance Sheet (Unaudited)

(in thousands)

	At June 30,	At December 31,
	2024	2023
	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	87,131	78,420
Other financial assets	41,965	55,615
Marketable securities	22,219	27,525
Other current assets	1,596	2,529
Total current assets	152,911	164,089
Non-current assets
Marketable securities	53,169	61,142
Property, plant and equipment	896	1,069
Total non-current assets	54,065	62,211
Total assets	206,976	226,300

LIABILITIES AND EQUITY
Current liabilities
Trade payables	2,572	3,490
Lease liability	263	343
Other current liabilities	4,967	2,868
Total current liabilities	7,802	6,701
Non-current liabilities
Lease liability	497	631
Total non-current liabilities	497	631
Total liabilities	8,299	7,332

Equity attributable to owners
Share capital	1,301	1,301
Additional paid-in capital	291,463	291,463
Other reserves	3,713	4,651
Foreign currency translation reserve	(12,242)	(10,507)
Accumulated deficit	(85,558)	(67,940)
Total equity	198,677	218,968
Total liabilities and equity	206,976	226,300